UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the Month of December 2017

001-36203

(Commission File Number)

CAN-FITE BIOPHARMA LTD.

(Exact name of Registrant as specified in its charter)

10 Bareket Street

Kiryat Matalon, P.O. Box 7537

Petach-Tikva 4951778, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

This Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 (File Nos. 333-195124, 333-199033, 333-204795, 333-209037 and 333-220644), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

On December 28, 2017, a Special Meeting of Shareholders of Can-fite BioPharma Ltd. (the “Company”) approved each of the three proposals brought before the Company’s shareholders at the meeting, in accordance with the majority required for each proposal. Each of those proposals were described in the Company’s Notice of Special General Meeting of Shareholders to be held on December 21, 2017, dated November 15, 2017, and in its Proxy Statement, dated November 15, 2017, attached as Exhibit 99.1 to the Company’s Form 6-K that was filed with the U.S. Securities and Exchange Commission on November 15, 2017.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Can-Fite BioPharma Ltd.

Date: December 28, 2017	By:	/s/ Pnina Fishman
Pnina Fishman
Chief Executive Officer

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